Mail Stop 4561

January 18, 2008

John Marino
President
1st United Bancorp, Inc.
One North Federal Hwy.
Boca Raton, Florida 33432

   Re: **1st United Bancorp, Inc.**
      Amendment No. 2 to Form S-4, filed January 16, 2008
      File No. 333-147505

Dear Mr. Marino:

   We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material United States Federal Income Tax Consequences of the Merger, page 47

1. Please represent to the staff that you will file a supplement to be circulated with the prospectus stating the following: that in the event that company stock does not constitute at least 50% of the consideration, and the company resolves to move ahead with the transaction, it will resolicit shareholders with an updated prospectus before going forward.

<u>Tax Opinion</u>

2.   Please file a revised tax opinion deleting the words "form of" in the first sentence
      of the final paragraph

                *   *   *   *   *

          As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

          You may contact William Schroeder at 202-551-3294 or Donald Walker at 202-
551-3490 if you have questions regarding comments on the financial statements and
related matters. Please contact Gregory Dundas, Staff Attorney, at 202-551-3436 or me
at 202-551-3698 with any other questions.

                                    Sincerely,

                                    Mark Webb
                                    Legal Branch Chief

cc: Michael V. Mitrione, Esq
       Marybeth Bosko, Esq.
       Gunster, Yoakley & Stewart, P.A.
       777 S. Flagler Drive, Ste. 500 East
       West Palm Beach, Florida 33401